118

Follow-Up Materials


06013370

82- SUBMISSIONS FACING SHEET

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Option

*CURRENT ADDRESS

**FORMER NAME

**NEW ADDRESS

PROCESSED
MAY 15 2006
THOMSON FINANCIAL

FILE NO. 82- 34875 FISCAL YEAR 12-31-05

• Complete for initial submissions only •• Please note name and address changes

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DAT : 2/12/06


OPTION
WIRELESS TECHNOLOGY

STATUTORY REPORT 2005 OF THE BOARD OF DIRECTORS OF OPTION NV

Ladies and gentlemen,
Dear shareholders,

We hereby have the pleasure of presenting to you our report relating to the statutory results of Option NV (the "Company" or "Option") for the financial year that ended on December 31, 2005.

Overview of development, result and position of the Company

2005 was another landmark year for Option. With the launch of a record number of new products, we have again demonstrated that our company combines the experience and awareness to spot the technological trends with the skills to identify, integrate and package the best mix of technologies to meet the needs of new market segments. We have the ability to customize product, packaging, operating software and user interface to enable our operator customers to differentiate themselves in their increasingly competitive marketplaces. We have demonstrated we have the logistical flexibility to deliver directly to multiple operators simultaneously.

Through our focus on execution, we have expanded our portfolio - in terms of new products, new customers and the countries we serve – while delivering systematic improvements in all key performance indicators.

Option's global market leadership was strengthening in the course of the year. Option's share of the data card market is now estimated at 70% in Europe and 30% worldwide.

Full year revenues were € 46.8 million (based on mainly € 4.4 million turnover, € 4 million capitalized development costs and € 37.8 million other operating inter-company income) a year-on-year increase of 61.9% compared with 2004 revenues of € 28.9 million (based on mainly € 5.8 million turnover and € 23 million other operating inter-company income).

The operating charges grew from € 20 .0 million to € 26.2 million resulting in a operational result or EBIT of € 20.6 million compared to an EBIT of € 8.9 million of 2004 representing a growth of 131.4%.

The profit on ordinary activities before taxes grew from € 9 million to € 21 million and the net profit grew from € 9 million to € 18.7 million, an increase of 107.3%.

The intangible assets grew with € 3.7 million to € 5.4 million, mainly explained by the activated development costs and furthermore by the investment in some licenses.

The tangible assets grew with € 5.1 million to € 8 million mainly due to investment of € 7.2 million in test and measurement equipment.

The inventories grew from € 0.6 million to € 2.1 million, an increase explained by € 0.9 million in components and € 0.6 million of finished goods.

Whilst accounts receivable within one year remained stable around € 4 million, Cash and cash equivalents increased over the year from € 26.4 million to € 39.3 million at the end of 2005.

The amounts payable after more within one year moved from € 3 million to € 7.2 million mainly explained by increases of € 1.8 million accounts payable and € 3.1 million current tax and social liabilities.

On a balance sheet total of € 61.8 million, the total equity amounted to € 53.9 million. At the end of 2005, therefore the company's solvency ratio was 87.2%.

Appropriation of the statutory result

The statutory accounts of Option NV (Belgian GAAP) reported a net profit for the year 2005 of € 18.7 million, improving from a net profit of € 9 million in 2004.

The intention in time of dividend distribution will depend of the net non-consolidated results of Option NV, the financial situation of the company, the establishment of the legal reserves and other elements that the Board of Directors and the Annual Meeting will consider at that moment.

The Board of Directors proposed to add the non-consolidated net profit of € 18.7 million of 2005 to the losses carried forward from the previous year and to allocate € 612k to the legal reserve

OPTION
WIRELESS TECHNOLOGY

Abridged appropriation account (According to Belgian Accounting Standards)		
December 31- in Thousands EUR	2005	2004
Profit/(loss) carried forward from previous year	(15 739)	(24 755)
Profit/(loss) for the period available for appropriation	18 696	9 016
Profit/(loss) to be appropriated	2 945	(15 739)
Legal reserve	612	0

Significant events that took place after the end of the financial year

On Group level, the following significant events that took place after the end of the financial year are highlighted:

January	Cingular completes first 3.6 Mbps data call on a commercial network with an Option data card
	Commercial launch of full 1.8 Mbps data card extends Option's leadership in HSDPA
	Option to supply Embedded Wireless Modules to PC manufacturer Acer
February	
	Option announces GlobeSurfer HSDPA – the world's fastest Wireless Broadband Router
	GlobeSurfer ICON introduced as alternative to DSL
	Option unveils GlobeTrotter FUSION+ HSDPA - world's first HSDPA-Wi-Fi combo card
	GlobeTrotter GT-Max launched as world's first tri-band HSDPA card
	Cingular announces 3G global plan featuring Option's GlobeTrotter GT Max data card

Activities in the area of research and development

Option is maturing rapidly as an organization. In 2004, our efforts allowed us to launch three new products, including the world's first commercially available 3G data card. In bringing seven new data cards to market, launching our first wireless router, and laying the foundations for entering the fixed wireless segment, we have demonstrated our ability to effectively manage multiple development programs simultaneously.

Two new and complementary product lines were added to our established and successful data card portfolio: the internally-developed GTM351E embedded wireless module and Option's first Fixed-Wireless substitution product, GlobeSurfer® 3G, following the acquisition of the Possio Wireless Router business. Supply agreements are now in place for both new products. GlobeSurfer ICON, a further fixed-wireless product and new breed of USB device that delivers simple and fast wireless broadband connectivity for consumer or business applications whether at home or at work was launched in early 2006.

We are acting now to secure our market position, to expand our global reach and to prepare our Company for a next growth cycle by investing in new technologies, such as mobile TV, that will herald new market opportunities.

The market is evolving rapidly from its original business-to-business niche to a much higher volume business-to consumer environment in which operators are increasingly willing to consider subsidizing consumer electronic devices. We are adapting our business model to seize these opportunities.

On 31st December 2005 there were 134 full time employees in Option supported by an additional 12 contractors. This compares with 91 full time employees and 9 contractors in the previous year.

Events that could influence the development of the company: Overview of risks and uncertainties

Option's business is subject to significant risks and past performance is no guarantee of future performance. Some of the hypothetical risks the company could mention in line with the new Belgian Corporate Law of January 13, 2006 could be described as follows:

(1) Option depends on third parties to offer wireless data communications services. If these services are not deployed as anticipated, consumers would be unable to use Option innovative products and revenues could decline.

(2) The company is outsourcing manufacturing of its products to third parties and can be dependent upon the development
and deployment of these third parties' manufacturing abilities. The inability of any supplier or manufacturer to fulfill the company's supply requirement could impact future results. The company has short term supply commitments to its outsource manufacturers based on its estimation of customer and market demand. Where actual results vary from those estimates, whether due to execution on Company's parts or market conditions, Option could be at commercial risk.

(3) The company received in 2005 revenues from two single groups of companies of 10% or more whereas one particular group of companies represents about 51% of the company's revenue. The 2005 revenues could be spread over two global groups of companies of respectively 51% and 16%. The company deals with the individual affiliated companies who are free to negotiate and manage their own contracts and placement of purchase orders. All these affiliated companies have different credit risk profiles and benefit from different terms and conditions.

(4) Competition from bigger more established companies with greater resources may prevent company from increasing or maintaining its market share and could result in price reductions and reduced revenues.
The wireless data industry is intensely competitive and subject to rapid technological change. Competition might further intensify. More established and larger companies with greater financial, technical and marketing resources can start selling products that might compete with company products. Existing or future competitors may be able to respond more quickly to technological developments and changes or may independently develop and patent technologies and products that are superior to those of the company or achieve greater acceptance due to factors such as more favorable pricing or more efficient sales channels. If company would be unable to compete effectively with competitors' pricing strategies, technological advances and other initiatives, its market share and revenues may be reduced.

(5) Option may have difficulty managing its growth, which may damage its ability to retain key personnel and to compete effectively.

(6) The market is evolving rapidly. In a environment of shorter product life cycles if Option would be unable to design and develop new innovative products that gain sufficient commercial acceptance, the company may be unable to recover its research and development expenses and the company may not be able to maintain its market share and the revenues could decline.
The company depends on designing and developing new products that might not been commercially tested to achieve much of the future growth of the company. The ability to design and develop new products depends on a number of factors, including, but not limited to the following;
- the ability of the company to attract and retain skilled technical employees;
- the availability of critical components from third parties;
- the ability of the company to successfully complete the development of products in a timely manner;
- the ability of the company to manufacture products at an acceptable price and quality.

A failure by the company or its suppliers in any of these areas, or a failure of these products to obtain commercial acceptance, could mean the company is unable to recover its research and development expenses and could result in a decrease in its market share and its revenues.

Conflicts of interests

One conflict of interest in the course of 2005 needs to be reported to the general meeting under articles 523 and 524 of the Belgian company Act. These articles relate to the requirement to declare any actions that might be construed as conflicts of interest.
In 2005, the Board of Directors of Option NV agreed to grant the two directors of its Irish subsidiary Option Wireless Ltd, the amount of € 2 000 for their board membership and € 2 000 per meeting of the Irish board attended. The two directors concerned are Mr. Jan Callewaert and Mr. Philip Vermeulen.

Auditors remuneration

The annual meeting of shareholders held on 31st March 2004 renewed the mandate of the statutory auditor, Deloitte & Touche, represented by Mr. Leo Van Steenberge. The mandate expires immediately after the annual shareholder meeting on 31 March 2007 called to approve the annual accounts for the financial year ending on 31 December 2006. The annual fee to auditor has been fixed to € 90.000 (subject to annual adjustment to index of consumption prices). In 2005, the other remunerations of the auditor amounted to € 33.493, related legal reports for capital increases. Fees for other services provided in 2005 by other departments of Deloitte & Touche, such as tax and legal advice, amounted to € 57.286.

OPTION
WIRELESS TECHNOLOGY

We will also call for an Extraordinary Meeting of Shareholders in order to update company's by-laws, obtain a stock repurchase mandate and to implement a stock split by 4.

Option expects that its currents cash position will provide sufficient financial means to support Option's growth in the near future.

We remain confident that our competitive ability going forward will result in continued revenue growth and that our sound business model will enhance our market leadership in a sustainable way, further creating long-term shareholder value.

Leuven, March 13, 2006

The Board of Directors

EXHIBIT B

OPTION
WIRELESS TECHNOLOGY

CONSOLIDATED REPORT 2005 OF THE BOARD OF DIRECTORS OF OPTION NV

Ladies and gentlemen,
Dear shareholders,

We hereby have the pleasure of presenting to you our report relating to the consolidated results of Option NV (the "Company" or "Option") for the financial year that ended on December 31, 2005.

The consolidated results include the financial statements of the parent Company Option N.V. and all its subsidiaries made up to the end of the financial period. Intra-group trading has been eliminated upon consolidation (Option Wireless Ltd. - Cork, Ireland, Option Germany GmbH – Adelsried, Germany and Option Wireless, Sweden AB (Stockholm)).

Overview of development, result and position of the Company

2005 was another landmark year for Option. With the launch of a record number of new products, we have again demonstrated that our Company combines the experience and awareness to spot the technological trends with the skills to identify, integrate and package the best mix of technologies to meet the needs of new market segments. We have the ability to customize product, packaging, operating software and user interface to enable our operator customers to differentiate themselves in their increasingly competitive marketplaces. We have demonstrated we have the logistical flexibility to deliver directly to multiple operators simultaneously.

Through our focus on execution, we have expanded our portfolio - in terms of new products, new customers and the countries we serve – while delivering systematic improvements in all key performance indicators.

Option's global market leadership was strengthening in the course of the year. Option's share of the data card market is now estimated at 70% in Europe and 30% worldwide.

Full year revenues accelerated to a record € 198.6 million, a year-on-year increase of 93.7% compared with 2004 revenues of € 102.5 million.

All 2005 revenues were originated from equipment sales, whilst in 2004, 97% of the previous year revenues originated from equipment sales and 3% of revenues were derived from OEM development agreements.

3G data cards represented 88 % of unit sales during the year while most non-3G cards incorporated EDGE.

In 2005, the gross profit grew by 70.5% to € 84 million (or 42.5% on total revenues) compared to € 49 million for 2004.

EBIT amounted to € 39 million (or 19.5% on revenues), compared to € 22 million (or 21.8% on revenues) of 2004 representing a growth of 73.5%.

Net earnings grew 63.4% from € 17.7 million in 2004 to € 29.0 million.

Earnings per basic share were € 2.85 an increase of 57% compared with € 1.81 in 2004. Earnings per diluted share rose from € 1.75 in 2004 to € 2.81 in 2005.

The Company generated € 34.8 million cash from operating activities during the full year, compared with €23.4 million in the previous year.

Cash and cash equivalents increased over the year from € 32 million to € 49 million at the end of 2005.

On a balance sheet total of € 127 million, the total equity amounted to € 76 million. At the end of 2005, therefore the Company's solvency ratio was 60.1%.

Option has not made use of financial instruments nor of hedging agreements.

Significant events that took place after the end of the financial year

On Group level, the following significant events that took place after the end of the financial year are highlighted:

OPTION
WIRELESS TECHNOLOGY

January	Cingular completes first 3.6 Mbps data call on a commercial network with an Option data card
	Commercial launch of full 1.8 Mbps data card extends Option's leadership in HSDPA
	Option to supply Embedded Wireless Modules to PC manufacturer Acer
February	
	Option announces GlobeSurfer HSDPA – the world's fastest Wireless Broadband Router
	GlobeSurfer ICON introduced as alternative to DSL
	Option unveils GlobeTrotter FUSION+ HSDPA - world's first HSDPA-Wi-Fi combo card
	GlobeTrotter GT-Max launched as world's first tri-band HSDPA card
	Cingular announces 3G global plan featuring Option's GlobeTrotter GT Max data card

Activities in the area of research and development

Option is maturing rapidly as an organization. In 2004, our efforts allowed us to launch three new products, including the world's first commercially available 3G data card. In bringing seven new data cards to market, launching our first wireless router, and laying the foundations for entering the fixed wireless segment, we have demonstrated our ability to effectively manage multiple development programs simultaneously.

We continue to set the benchmark in the wireless data card market. Quad-band GPRS was a standard feature of all our new cards in 2005, while Quad-band EDGE featured in five of the seven new cards ensuring that users have the potential – subject to their operator's roaming agreements - to connect to any of the 650+ GSM-based mobile networks around the world.

3G UMTS was a feature of six of our new cards, reflecting the growing momentum behind this technology worldwide. Option was first to offer a 3G data card capable of operating on both 3G frequency bands currently being deployed in the United States.

Our early delivery of HSDPA-Ready data cards also differentiated Option from its competitors, while sustaining growth in the wireless data card market at a time when significant media interest in trials of the 3G upgrade technology risked delaying purchases as users waited for commercial availability.

We built on this leadership in the early new year with the launch of the first data card capable of working on all 3G and HSDPA networks, whether in the US on the 850 MHz and 1900 MHz bands, or in Europe, the Middle East, Africa or Asia on 2100 MHz. It also retained quad-band GPRS and EDGE to give its users the best possible chance of connecting wirelessly, wherever they happen to travel.

We remain at the forefront of combination cards that integrate the mobile technologies of GPRS, EDGE, 3G UMTS and HSDPA, with WiFi, giving users the option to connect via enterprise wireless LANS or public hotspots as an alternative to wireless networks.

It was with great pride that Option was able to announce the delivery of its millionth 3G data card in November 2005.

Two new and complementary product lines were added to our established and successful data card portfolio: the internally-developed GTM351E embedded wireless module and Option's first Fixed-Wireless substitution product, GlobeSurfer® 3G, following the acquisition of the Possio Wireless Router business. Supply agreements are now in place for both new products. GlobeSurfer ICON, a further fixed-wireless product and new breed of USB device that delivers simple and fast wireless broadband connectivity for consumer or business applications whether at home or at work was launched in early 2006.

We are acting now to secure our market position, to expand our global reach and to prepare our Company for a next growth cycle by investing in new technologies, such as mobile TV, that will herald new market opportunities.

The market is evolving rapidly from its original business-to-business niche to a much higher volume business-to-consumer environment in which operators are increasingly willing to consider subsidizing consumer electronic devices. We are adapting our business model to seize these opportunities.

On 31st December 2005 there were 341 full time employees in the Option Group supported by an additional 32 contractors. This compares with 196 full time employees and 14 contractors in the previous year.

OPTION
WIRELESS TECHNOLOGY

Events that could influence the development of the Company: Overview of risks and uncertainties

Option's business is subject to significant risks and past performance is no guarantee of future performance. Some of the hypothetical risks the Company could mention in line with the new Belgian Corporate Law of January 13, 2006 could be described as follows:

(1) Option depends on third parties to offer wireless data communications services. If these services are not deployed as anticipated, consumers would be unable to use Option innovative products and revenues could decline.

(2) The Company is outsourcing manufacturing of its products to third parties and can be dependent upon the development and deployment of these third parties' manufacturing abilities. The inability of any supplier or manufacturer to fulfill the Company's supply requirement could impact future results. The Company has short term supply commitments to its outsource manufacturers based on its estimation of customer and market demand. Where actual results vary from those estimates, whether due to execution on Company's parts or market conditions, Option could be at commercial risk.

(3) The Company received in 2005 revenues from two single groups of companies of 10% or more whereas one particular group of companies represents about 51% of the Company's revenue. The 2005 revenues could be spread over two global groups of companies of respectively 51% and 16%. The Company deals with the individual affiliated companies who are free to negotiate and manage their own contracts and placement of purchase orders. All these affiliated companies have different credit risk profiles and benefit from different terms and conditions.

(4) Competition from bigger more established companies with greater resources may prevent Company from increasing or maintaining its market share and could result in price reductions and reduced revenues.
The wireless data industry is intensely competitive and subject to rapid technological change. Competition might further intensify. More established and larger companies with greater financial, technical and marketing resources can start selling products that might compete with Company products. Existing or future competitors may be able to respond more quickly to technological developments and changes or may independently develop and patent technologies and products that are superior to those of the Company or achieve greater acceptance due to factors such as more favorable pricing or more efficient sales channels. If Company would be unable to compete effectively with competitors' pricing strategies, technological advances and other initiatives, its market share and revenues may be reduced.

(5) Option may have difficulty managing its growth, which may damage its ability to retain key personnel and to compete effectively.

(6) The market is evolving rapidly. In a environment of shorter product life cycles if Option would be unable to design and develop new innovative products that gain sufficient commercial acceptance, the Company may be unable to recover its research and development expenses and the Company may not be able to maintain its market share and the revenues could decline.
The Company depends on designing and developing new products that might not been commercially tested to achieve much of the future growth of the Company. The ability to design and develop new products depends on a number of factors, including, but not limited to the following;
- the ability of the Company to attract and retain skilled technical employees;
- the availability of critical components from third parties;
- the ability of the Company to successfully complete the development of products in a timely manner;
- the ability of the Company to manufacture products at an acceptable price and quality.

A failure by the Company or its suppliers in any of these areas, or a failure of these products to obtain commercial acceptance, could mean the Company is unable to recover its research and development expenses and could result in a decrease in its market share and its revenues.

We will also call for an Extraordinary Meeting of Shareholders in order to update Company's by-laws, obtain a stock repurchase mandate and to implement a stock split by 4.

Option expects that its currents cash position will provide sufficient financial means to support Option's growth in the near future.

We remain confident that our competitive ability going forward will result in continued revenue growth and that our sound business model will enhance our market leadership in a sustainable way, further creating long-term shareholder value.

OPTION
WIRELESS TECHNOLOGY

Leuven, March 13, 2006

The Board of Directors

EXHIBIT C

ABBREVIATED STATUTORY ACCOUNTS OF OPTION NV AND EXPLANATORY NOTES

The following documents are extracts of the statutory annual accounts of Option NV prepared under Belgian GAAP in accordance with article 105 of the Company Code.

Only the consolidated annual financial statements as set forth in the preceding pages present a true and fair view of the financial position and performance of the Option group.

The company Auditor has signed a statement of unqualified approval of the statutory annual accounts of Option NV and certifies that the non-consolidated financial statements for the year ended 31 December 2005 give a true and fair view of the financial position and results of Option NV in accordance with all legal and regulatory dispositions.

Abbreviated statutory balance sheet (according to Belgian Accounting Standards)

ASSETS December 31, Thousands EUR	2005	2004
Fixed assets	**16 072**	**7 263**
Intangible assets	5 438	1 753
Tangible assets	8 031	2 911
Financial assets	2 603	2 599
Current Assets	**45 747**	**31 252**
Stocks and contracts in progress	2 091	593
Accounts receivable within one year	4 006	4 194
Cash & cash investments	39 285	26 377
Deferred charges and accrued income	365	88
Total Assets	**61 819**	**38 515**

LIABILITIES December 31, Thousands EUR	2005	2004
Capital and reserves	**53 920**	**34 704**
Capital	6 116	5 994
Share premium	44 847	44 449
Legal reserve	612	0
Profit/(loss) carried forward	2 345	(15 739)
Creditors	**7 899**	**3 811**
Subordinated loan	222	222
Amounts payable after more than one year	0	286
Amounts payable after more within one year	7 237	2 977
Accrued charges and deferred income	440	326
Total liabilities	**61 819**	**38 515**

Abbreviated statutory income statement (according to Belgian Accounting Standards)

ABBREVIATED PROFIT AND LOSS ACCOUNT December 31, Thousands EUR	2005	2004
I. Revenues	**46 783**	**28 899**
Turnover	4 360	5 811
Increase (decrease) in stocks in finished goods, work and contracts in progress	579	(74)
Capitalized development costs	4 028	0
Other operating income (mainly intercompanies transactions)	37 816	23 162
I. Operating charges	**26 137**	**19 976**
Raw materials, consumables and goods for resale	4 910	3 157
Services and other goods	9 453	8 401
Remuneration, social security costs and pensions	7 900	5 293
Depreciation of and other amounts written off formation expenses, intangible and tangible fixed assets	3 682	3 176

	2005	2004
Increase, decrease in amounts written off stocks, contracts Contracts in progress and trade debtors	159	(72)
Provision for contingencies	0	0
Other operating charges	33	23
III. Operating profit/(loss)	**20 646**	**8 923**
IV. Financial income	**682**	**543**
V. Financial charges	**(340)**	**(450)**
VI. Profit/(loss) on ordinary activities before taxes	**20 988**	**9 016**
X. Income tax expense	**(2 292)**	**-**
IX. Profit/(loss) for the period before taxes	**18 696**	**9 016**
XIII. Profit/(loss) for the period available for appropriation	**18 696**	**9 016**

ABBREVIATED APPROPRIATION ACCOUNT (ACCORDING TO BELGIAN ACCOUNTING STANDARDS)

December 31, Thousands EUR	2005	2004
Profit/(loss) to be appropriated	2 345	(15 739)
Profit/(loss) for the period available for appropriation	18 696	9 016
Profit/(loss) carried forward from previous year	(15 739)	(24 755)
Legal reserve	612	0

Summary of most significant valuation rules - Abbreviated statutory accounts - Belgian GAAP

Formation expenses
Formation expenses are charged against income except for costs capitalized.

Intangible assets
Patents, licenses and software are linearly depreciated at rates of 20% to 50%.

Machinery and equipment
Lab equipment, test equipment and computer equipment are linearly depreciated at rates of 20% to 50%. Test equipment (under lease) is linearly depreciated at a rate between 10% and 50%.

Research and development

As from January 1st 2005:
Research expenditure is recognized as an expense as incurred.
Costs incurred on development projects (relating to the design and testing of new or improved products) are recognized as intangible assets only if all of the following conditions are met:
-An asset is developed that can be identified;
-It is probable that the asset developed will generate future economic benefits; and
-The development costs of the asset can be measured reliably.
Other development expenditures are recognized as an expense as incurred. Development costs previously recognized as an expense are not recognized as an asset in a subsequent period. Development costs that have a finite useful life that have been capitalized are amortized from the commencement of the commercial production of the product on a straight-line basis over the period of its expected benefit, not exceeding two years.

Vehicles
Vehicles are linearly depreciated at rate of 20%.

Office Furniture
Office furniture and equipment are linearly depreciated at rates of 10% to 33,3%. Leased office equipment is linearly depreciated at rates between 20% and 50%.

Financial assets
During the financial period investments are not revalued.

Stocks
Stocks (raw materials, consumables, work in progress, finished goods and goods for resale) are valued at acquisition cost determined according to the FIFO-method or by the lower market value.

Products
The products are valued at costs that only directly attribute.

Contracts in progress
Contracts in progress are valued at production cost.

Debts
Liabilities do not include long-term debts, bearing no interests at an unusual low interest.

Foreign currencies
Debts, liabilities and commitments denominated in foreign currencies are translated using the exchange rate of December 31, 2005. Transactions are converted at the daily exchange rate.
Exchange differences have been disclosed in the annual accounts as follows:
- Positive exchange results in caption IV. Financial income of the profit and loss account;
- Negative exchange results in caption V. Financial charges of the profit and loss account.

Explanatory notes - Abbreviated non consolidated accounts - Belgian GAAP

Participating interests
The following participations in subsidiaries are retained with mention of the number of registered rights and percentage of ownership:

December 31,	Shares held by company (by number)	% held by company	% held by subsidiaries
Option Germany – Adelsried (D)	1	100%	0%
Option Wireless– Cork (IRL)	2 000 000	100%	0%

Statement of Capital

Issued capital December 31,	Amounts (in EUR)	Number of shares
At the end of the preceding period	5 993 955	10 105 354
Capital increase 23/09/2005	122 112	206 970
At the end of the period	6 116 067	10 312 324

Structure of the capital December 31,		
Different categories of shares		
Registered shares and bearer shares		10 312 324
Registered		-
Bearer		10 312 324

Authorized capital
December 31,

On December 31,2005 the authorized (but non-issued) capital amounted to EUR 4 518k

EXHIBIT D

4. FINANCIAL REPORT -IFRS

4.1. Consolidated Financial Statements and Notes

4.1.2. Consolidated Income Statement

For the year ended 31 December Thousands EUR (except per share figures)	Note	2005	2004
Revenues	C	198 615	102 512
Cost of products sold		(114 203)	(53 010)
Gross Profit		84 412	49 502
Research and development expenses	E-F	(15 522)	(10 359)
Sales, marketing and royalties expenses	E-F	(24 180)	(12 839)
General and administrative expenses	E-F	(5 945)	(3 958)
Total Operating expenses		(45 647)	(27 156)
Profit from operations		38 765	22 346
Finance costs	G	(2 324)	623
Profit before income taxes		36 441	22 969
Tax expense	H	(7 448)	(5 221)
Net Profit		28 993	17 748
Weighted average number of ordinary shares		10 162 058	9 780 568
Fully diluted weighted average number of ordinary shares		10 312 407	10 124 988
Earnings per basic share	S	2.85	1.81
Earnings per diluted share	S	2.81	1.75

4.1.3. Consolidated Balance Sheet

For the year ended 31 December Thousands EUR	Note	2005	2004
ASSETS			
Cash and cash equivalents	I	49 288	31 612
Trade receivables	J	35 703	15 507
Other receivables	J	1 367	884
Inventories	K	19 495	5 560
Total current assets		105 853	53 563
Property, Plant and equipment	L	8 415	3 190
Intangible assets	M	11 031	7 023
Deferred taxes	N	1 714	6 314
Total non-current assets		21 160	16 527
Total Assets		127 013	70 090
LIABILITIES AND SHAREHOLDERS' EQUITY			
Trade payables	O	43 728	15 712
Other payables	O	3 292	3 194
Income tax payable	O	2 320	1 503
Current portion of long term debt	P	286	911
Total current liabilities		49 626	21 320
Subordinated long-term debt	P	222	222
Non-current portion of long term debt	P	0	286
Deferred taxes	N	825	1 545
Total non-current liabilities		1 047	2 053
Issued capital	R	6 116	5 994
Share premium	R	43 865	43 469
Reserves	R	357	245
Retained earnings	R	26 002	(2 991)
Total shareholders' equity		76 340	46 717
Total liabilities and shareholders' equity		127 013	70 090

4.1.4. Consolidated Cash Flow Statement

For the year ended 31 December Thousands EUR	2005	2004
OPERATING ACTIVITIES		
Net Profit (A)	28 993	17 748
Non cash adjustments		
Depreciation and amortization	7 540	4 645
Impairment loss	2	0
Equity-settled share based payment expense	115	196
Tax expense	7 209	3 698
(Reversal of) write-offs on inventories	636	(90)
(Reversal of) write-offs on trade debtors	1	32
Total non cash adjustments (B)	15 503	8 481
Change in assets and liabilities		
Decrease/(increase) in trade receivables	(20 197)	(8 577)
Decrease/(increase) in inventories	(14 571)	(3 302)
Decrease/(increase) in other receivables	(483)	(314)
Increase/(decrease) in trade payables	28 016	9 308
Increase/(decrease) in salaries, tax and payroll related liabilities	(203)	1 605
Increase/(decrease) in accrued expenses and deferred income	(876)	(1 552)
Total change in assets and liabilities (C)	(8 314)	(2 832)
Income tax (paid)/received (D)	(1 338)	0
CASH FLOW FROM OPERATING ACTIVITIES	34 844	23 397
INVESTING ACTIVITIES		
Acquisition of intangible fixed assets	(1 108)	(1 526)
Acquisition of intangible fixed assets through business combinations	(1 894)	-
Expenditures on product development	(6 070)	(5 150)
Acquisition of property, plant and equipment	(7 597)	(1 915)
Acquisition of property, plant and equipment through business combinations	(106)	-
CASH FLOW USED IN INVESTING ACTIVITIES (E)	(16 775)	(8 591)
FINANCING ACTIVITIES		
Repayment of long term debt	(911)	(1 166)
Net proceeds from capital increase	518	8 835
CASH FLOW PROVIDED BY FINANCING ACTIVITIES (F)	(393)	7 669
Net cash flow (A) +(B)+(C) +(D)+(E)+(F)	17 676	22 475
Net increase in cash and cash equivalents		
Cash and cash equivalents at beginning of year	31 612	9 137
Cash and cash equivalents at end of year	49 288	31 612
Difference	17 676	22 475

4.1.5. Consolidated statement of shareholders' equity

Thousands EUR	Issued capital	Share premium	Share-based payment reserve	Translation reserves	Retained earnings	Total
As per 1 January 2004	**5 510**	**35 118**	**49**	**0**	**(20 739)**	**19 938**
Net profit	-	-	-	-	17 748	17 748
Capital increase	484	8 351	-	-	-	8 835
Share-based payments	-	-	196	-	-	196
As per 31 December 2004	**5 994**	**43 469**	**245**	**0**	**(2 991)**	**46 717**
Net profit	-	-	-	-	28 993	28 993
Translation adjustment	-	-	-	(3)	-	(3)
Capital increase	122	396	-	-	-	518
Share-based payments	-	-	115	-	-	115
As per 31 December 2005	**6 116**	**43 865**	**360**	**(3)**	**26 002**	**76 340**

4.2. Notes to the consolidated financial statements

NOTE A: Significant accounting policies

BUSINESS DESCRIPTION AND ORGANIZATION

The definition of the Company is Option NV; a Belgian corporation incorporated July 3rd, 1986.

The purpose of the Company is: the design, development, manufacturing, installation, purchase and sale of any computer and telecommunication peripherals, requirements, components and spare parts both in Belgium and in other countries, in the broadest sense of the word, and any other activity which is directly or indirectly related to these activities.
The Company may, in whatever way, acquire, grant, exploit, sell and transfer intellectual property rights, trademarks, drawings, designs, patents and licenses.
It may carry out any commercial, industrial, financial, moveable or immovable transactions which are directly or indirectly related to its purpose or which are of a nature to promote it.
The Company may by means of subscription, contribution, merger, collaboration, financial intervention or otherwise acquire an interest or a participation in all existing companies or companies to be established in Belgium or abroad having a related purpose or a purpose which is of a nature to promote its purpose; the company may manage these participations, valorize and liquidate such participations, as well as, among others, participate directly or indirectly in the management, administration, supervision and liquidation of the companies in which it has an interest or participation.
It may, on behalf of the same companies, give bail or guarantees, act as an agent or representative, allow advances, grant credits and provide mortgage or other securities.

The consolidated financial statements of the company for the year ended 31 December 2005 comprise the company and its subsidiaries (together referred to as "Option" or "the Company"). The financial statements were authorized for issue by the board of directors on March 13,2006.

STATEMENT OF COMPLIANCE

The 2005 financial statements including the restatement of 2004 financial statements have been prepared in accordance with International Financial Reporting Standards (IFRSs) as adopted by the EU for the first time. Until end of 2004, the Company prepared its financial statements under US GAAP. The reconciliation form US GAAP to IFRSs is provided for this transition period, please refer to note W "Explanation of transition to IFRSs" of this annual report.

BASIS OF PREPARATION

The financial statements are presented in euro, rounded to the nearest thousands.

The consolidated financial statements are prepared as of and for the period ending 31 December 2005.

The adoption of the IFRS requirements resulted in a modification of certain key terms in the financial statements, which can be summarized as follows:

New term	Old term
Revenues	Net sales
EBIT	Operating income
Net Profit	Net result after tax
Issued capital + Share premium + Reserves	Common stock

At the date of authorization of these financial statements, the following Standards and interpretations were in issue but not yet effective:

- IFRS 6 *Exploration for and Evaluation of Mineral Resources*
- IFRS 7 *Financial Instruments: Disclosures*
- IAS 1 *Presentation of Financial Statements –Amendment-Capital Disclosures*
- IAS 19 *Employee Benefits-Amendment- Actuarial Gains and Losses*
- IAS 21 *The Effect of Changes in Foreign Exchange Rates-Net Investment in a Foreign Operation*
- IAS 39 *Financial Instruments: Recognition and Measurement-The Fair Value Option*
- IAS 39 *Financial Instruments: Recognition and Measurement- Financial Guarantee Contracts*
- IFRIC 4 *Determining whether an Arrangement contains a lease*
- IFRIC 5 *Rights to Interests arising from Decommissioning, Restoration and Environmental Rehabilitations Funds*
- IFRIC 6 *Liabilities arising from Participating in a Specific Market – Waste Electrical and Electronic Equipment*
- IFRIC 7 *Applying the Restatement Approach under IAS 29 Financial Reporting in Hyperinflationary Economies*
- IFRIC 8 *Scope of IFRS 2*
- IFRIC 9 *Reassessment of Embedded Derivatives*

The Company anticipates that in adoption of these Standards and Interpretations in future periods will have no material impact on the financial statements of the Group in the period of initial application.

USE OF ESTIMATES

The preparation of these financial statements requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes, particularly the recoverability of fixed assets, deferred income taxes, intangible assets, warranty accruals and other probable liabilities at the date of the financial statements and the reported amount of revenues and expenses during the reporting period. The company uses estimates in its normal course of business to evaluate warranty, excess and obsolete inventory and other reserves. Actual results could differ from these estimates.

PRINCIPLES OF CONSOLIDATION

The consolidated financial statements include the financial statements of the parent company and all its subsidiaries made up to the end of the financial period.

All intra-group transactions, balances, income and expenses are eliminated on consolidation (Option Wireless Ltd. - Cork, Ireland, Option Germany GmbH – Adelsried, Germany and Option Wireless, Sweden AB (Stockholm)).

At the end of 2004, an American subsidiary was founded, Option Inc. Given its immaterial size, this subsidiary has not been included in the consolidation scope of 2004 and 2005.

THE SIGNIFICANT ACCOUNTING POLICIES CAN BE SUMMARIZED AS FOLLOWS:

(1) FOREIGN CURRENCIES

- Foreign currency transactions

Transactions in currencies other than euro are recorded at the rates of exchange prevailing on the dates of the transactions. Monetary assets and liabilities denominated in foreign currencies are translated at the balance sheet date rate. Gains and losses resulting from the settlement of foreign currency transactions and from the translation of monetary assets and liabilities denominated in foreign currencies are recognized in the income statement. Non-monetary assets and liabilities denominated in foreign currencies are translated at the foreign exchange rate prevailing at the date of the transaction.

- Financial statements of foreign operations

The company's foreign operations outside the Euro zone, such as the Swedish subsidiary, are considered as foreign entities. Accordingly, assets and liabilities are translated to euro at foreign exchange rates prevailing at the balance sheet date. Income and expense items are translated at the average exchange rates for the period unless exchange rates fluctuate significantly. The components of shareholders' equity are translated at historical rates. Exchange differences arising from the translation of shareholders' equity to euro at year-end exchange rates are taken to "Translation reserves" in Capital and Reserves.

(2) REVENUE RECOGNITION

The company generates revenues primarily from the sales of its products and technology, as well as the licensing of its technology. These sales are recognized as revenues when

(1) there is persuasive evidence of an agreement with the customer;
(2) the product is shipped and/or title has passed;
(3) the amount due from the customer is fixed and determinable;
(4) the collectibility is reasonably assured;
(5) the company has no significant future performance obligation.

At the time of the transaction, Option assesses whether the amount due from the customer is fixed and determinable and collecting of the resulting receivable is reasonably assured. The company assesses whether the amount due from the customer is fixed and determinable based on the terms of the agreement with the customer, including, but not limited to, the payment terms associated with the transaction. The collection is assessed based on a number of factors, including past transaction history with the customer and credit-worthiness of the customer. If the company determines that collection of an amount due is not reasonably assured, recognition is deferred until collection becomes reasonably assured.

Customers include Value added Resellers, Original Equipment Manufacturers, wireless service providers, global operators and end-users. Deferred revenue is recorded when cash in advance is received of the above revenue recognition criteria being met.

(3) ROYALTIES BASED ON THE SALE OF PRODUCTS

Under license agreements, the company is committed to make royalty payments for the use of certain essential patented technologies in wireless data communication. The company recognizes royalty obligations as determinable in accordance with agreement terms with those patent holders. Where agreements with patent holders are not finalized, management has recognized its current best estimate of the obligation. When the agreements are finalized, the estimate is revised accordingly. Royalty obligations are recorded in Sales, Marketing & royalty expenses.

(4) INCOME TAXES

Income tax charge on the profit or loss for the year comprises current and deferred taxation. Income tax is recognized in the income statement except to the extent that it relates to items recognized directly in equity, in which case it is recognized in equity.
Current tax is the expected tax payable on the taxable income for the year, using tax rates enacted at the balance sheet date, and any adjustment to tax payable in respect of previous years.
Deferred tax is provided, using the liability method, for all temporary differences arising between the tax bases of assets and liabilities and their carrying values for financial reporting purposes. Enacted or substantially enacted tax rates are used to determine deferred income tax.
A deferred tax asset is recognized only to the extent that it is probable for management that future taxable profits will be available against which the asset can be utilized. A deferred tax asset is reduced to the extent that it is no longer probable that the related tax benefit will be realized.

(5) CASH AND CASH EQUIVALENTS

Highly liquid investments with maturity of three months or less at date of purchase are considered cash equivalents. Cash equivalents consist primarily of term deposits with a number of commercial banks with high credit ratings.

(6) TRADE RECEIVABLES

The company grants credit to customers in the normal course of business. Generally, the company does not require collateral or any other security to support amounts due. Management performs ongoing credit evaluations of its customers. All receivables are fully collectible except those doubtful accounts for which a 100% allowance is accounted for.
Even if one particular brand or a global mobile operator would represent a substantial percentage of the company's trade receivables, the company is dealing with the individual affiliated companies who are free to negotiate and manage their own contracts and placement of purchase orders. All these affiliated companies have different credit risk profiles and benefit from different terms and conditions.

(7) INVENTORIES

Raw materials (mainly electronic components) and work in progress are stated at lower of cost (FIFO method) or net realizable value
Finished goods inventories are stated at the lower of cost and net realizable value. Cost comprises direct materials and where applicable, direct labor costs and those overheads that have been incurred in bringing the inventories to their present location and condition. Cost is calculated using the weighted average method.

The company reviews inventories of slow-moving or obsolete items on an ongoing basis and creates allowances if needed.

(8) PROPERTY PLANT AND EQUIPMENT

The company's property and equipment, including dedicated production equipment, is recorded at purchase price. Depreciation is computed using the straight-line method over the estimated useful lives of the assets, which are as follows:

Machinery and computer equipment	2 to 10 years
Furnitures and Vehicles	5 years
Leasehold improvements	3 to 9 years

(9) ACCOUNTING FOR LEASES

Lease operations can be divided into two types of lease:

- Finance lease

Leases under which the company assumes a substantial part of risks and rewards of ownership are classified as finance leases. They are measured at the lower of fair value and the estimated present value of the minimum lease payments at the inception of the lease, less accumulated depreciation and impairment losses.
Each lease payment is allocated between the liability and finance charges so as to achieve a constant periodic rate of interest on the finance balance outstanding. The corresponding rental obligations, net of finance charges, are included in long-term

payables. The interest element is charged to the income statement over the lease period. Assets under finance lease are depreciated over the useful life of the assets according to the rules set out by the company.

- *Operating lease*

Leases under which a substantial part of risks and rewards of ownership are effectively retained by the lessor are classified as operating leases. Payments under operating lease are considered as an expense in the income statement.

(10) INTANGIBLES

(A) RESEARCH AND DEVELOPMENT COSTS AND RELATED GOVERNMENT RESEARCH FUNDING

Research expenditure is recognized as an expense as incurred.
The company follows the cost reduction method of accounting for government research funding whereby the benefit of the funding is recognized as a reduction in the cost of the related expenditure when certain criteria stipulated under the terms of those funding agreements have been met, and there is reasonable assurance the grants will be received.

Costs incurred on development projects (relating to the design and testing of new or improved products) are recognized as intangible assets pursuant IAS 38 *Intangible Assets* if following criteria of compliance are met and the company can demonstrate:

- the technical feasibility of completing the intangible asset so that it will be available for use or sale;
- its intention to complete the intangible asset and use or sell it;
- its ability to use or sell the intangible asset;
- how the intangible asset will generate probable future economic benefits (e.g. existence of a market or, if it is to be used internally, the usefulness of the intangible asset);
- the availability of adequate technical, financial and other resource to complete the development and to use or sell the intangible asset;
- its ability to measure reliably the expenditure attributable to the intangible asset during its development.

The Board of Directors decided on February 26,2005 that based on the lifecycle of components, chipsets and commercial roll out of the projects depreciation of 2 years seems appropriate.
The amortization of capitalized development costs is recognized in the income statement under the caption "Research and Development costs".

Other development expenditures are recognized as an expense as incurred. Research and Development costs recognized in the previous accounting year as an expense cannot be recognized as an asset in a subsequent period. Development costs that have a finite useful life that have been capitalized are amortized from the commencement of the commercial shipment of the certified product on a straight-line basis over the period of its expected benefit, not exceeding two years.

Capitalization of development costs as detailed above creates a taxable temporary difference. Accordingly, a deferred tax liability has been accounted for in this respect.

(B) OTHER INTANGIBLES ASSETS

The company's other intangible assets include licenses, recorded at purchase price, which are acquired for the integration into its products or as a means for exploitation and software for Material Requirements Planning (MRP) and consolidation purposes. Amortization is computed using the straight-line method over the estimated useful lives of the assets, which are as follows: 1,5 to 5 years.

(11) IMPAIRMENT

The carrying amounts of the company's assets, other than inventories (refer accounting policy 7) and deferred tax assets (refer accounting policy 4), are reviewed whenever events or changes in circumstances to determine whether there is any indication of impairment. If any such indication exists, the recoverable amount of the asset is estimated in order to determine the extent of the impairment loss (if any). Where the asset does not generate cash flows that are independent from other assets, the Company estimates the recoverable amount of the cash-generating unit to which the asset belongs.
For intangible assets initially recognized that do not meet the criteria described here above (refer accounting policy 10 A), an impairment loss is recognized.

Impairment losses are recognized in the income statement.

An impairment loss is reversed if there has been a change in the estimates used to determine the recoverable amount.
An impairment loss is reversed only to the extent that the asset's carrying amount does not exceed the carrying amount that would have been determined, net of depreciation or amortization, if no impairment loss had been recognized. A reversal of an

impairment loss is recognized as income immediately, unless the relevant asset is carried at a revalued amount, in which case the reversal of the impairment loss is treated as a revaluation increase.

(12) TRADE PAYABLES

Trade payables are stated at their nominal value.

(13) WARRANTY

The company provides warranty coverage on its products from date of shipment and/or date of sale to the end customer. The warranty period is in line with the concerned legislation and ranges from 12 to 24 months, determined by the location of the customer. The company's policy is to accrue the estimated cost of warranty coverage at the time the sale is recorded. Warranty on sales from the e-shop of the company and sales outside European Union are limited to not more than one year.

(14) SHARE -BASED COMPENSATION

In February 2004, the IASB published IFRS 2 *Share-based Payment.* This standard requires share-based payments made to employees to be recognized in the financial statements based on the fair value of the awards measured at grant date. Option adopted IFRS 2 on 1 January 2005 and restated the comparative 2004 figures by recognizing an additional compensation expense. In conformity with IFRS 2, Option applied the new share-based payment accounting requirements to all warrants granted after 7 November 2002 which had not yet vested at 1 January 2005.
The cost related to those warrants was determined at the fair value of the warrants at their respective grant date. The total cost calculated as such is expensed over the vesting period of the respective warrants. The fair value of the warrants was determined taking into consideration the warrants' exercise price, the market value of the underlying shares at the grant date, the time value of money, the expected life of the warrants, the expected volatility of the shares and the expected dividend yield.

NOTE B: Risk factors

Option's business is subject to significant risks and past performance is no guarantee of future performance. Some of the hypothetical risks the Company could mention in line with the New Belgian Corporate Law of January 13,2006 are:

(1) Option depends on third parties to offer wireless data communications services. If these services are not deployed as anticipated, consumers would be unable to use Option innovative products and revenues could decline.

(2) The Company is outsourcing manufacturing of its products to third parties and can be dependent upon the development and deployment of these third parties' manufacturing abilities. The inability of any supplier or manufacturer to fulfill the Company's supply requirement could impact future results. The Company has short term supply commitments to its outsource manufacturers based on its estimation of customer and market demand. Where actual results vary from those estimates, whether due to execution on Company's parts or market conditions, Option could be at commercial risk.

(3) The Company received in 2005 revenues from two single groups of companies of 10% or more whereas one particular group represents about 51% of the Company's revenue. The 2005 revenues could be spread over two global groups of companies of respectively 51% and 16% whilst in 2004, on particular group represented two thirds of the Company's turnover.
The Company is dealing with the individual affiliated companies who are free to negotiate and manage their own contracts and placement of purchase orders. All these affiliated companies have different credit risk profiles and benefit from different terms and conditions.

(4) Competition from bigger more established companies with greater resources may prevent Company from increasing or maintaining its market share and could result in price reductions and reduced revenues.
The wireless data industry is intensely competitive and subject to rapid technological change. Competition might further intensify. More established and larger companies with greater financial, technical and marketing resources can start selling products that might compete with Company products. Existing or future competitors may be able to respond more quickly to technological developments and changes or may independently develop and patent technologies and products that are superior to those of the Company or achieve greater acceptance due to factors such as more favorable pricing or more efficient sales channels. If Company would be unable to compete effectively with competitors' pricing strategies, technological advances and other initiatives, its market share and revenues may be reduced.

(5) Option may have difficulty managing its growth, which may damage its ability to retain key personnel and to compete effectively.

(6) The market is evolving rapidly. In an environment of shorter product life cycles if Option would be unable to design and develop new innovative products that gain sufficient commercial acceptance, the Company may be unable to recover its research and development expenses and the Company may not be able to maintain its market share and the revenues could decline.
The Company depends on designing and developing new products that might not been commercially tested to achieve much of the future growth of the Company. The ability to design and develop new products depends on a number of factors, including, but not limited to the following;
- the ability of the Company to attract and retain skilled technical employees;
- the availability of critical components from third parties;
- the ability of the Company to successfully complete the development of products in a timely manner;
- the ability of the Company to manufacture products at an acceptable price and quality.

A failure by the Company or its suppliers in any of these areas, or a failure of these products to obtain commercial acceptance, could mean the Company is unable to recover its research and development expenses and could result in a decrease in its market share and its revenues.

NOTE C: Business segments and geographical spread

Segment information is presented in respect of the Group's business and geographical segments. The Group is following up on its activities on a project-by-project basis, whereby each project includes one of more products with similar technologies.

As from 2004, Option evolved to a product Company with only one remaining business segment, namely equipment sales. Although Option has an extended product range, the Company believes that they can be looked at as belonging to a single operating segment as the products have similar economic characteristics and they are similar in each of the following categories:
- the nature of the products
- the nature of the production processes
- the type or class of customer for these products
- the methods used to distribute the products
- the nature of the regulatory environment for these products.

The Group considers the newly acquired wireless router business also to be included in the Company's single segment, because of the economic characteristics mentioned above. Not only do the wireless routers include the same technology as the data cards, the business is also oriented to the same distribution channels. The financial impact of the acquired wireless router business was immaterial in full year 2005 as the activities only started end October 2005.This business unit is therefore included, for segment reporting purposes, in the sole data cards segment.

The segment results, assets and liabilities include items directly attributable to the segment as well as those elements that can reasonably be allocated to that one segment.

All 2005 revenues were originated from equipment sales, whilst in 2004, 97% of the previous year revenues originated from equipment sales and 3% of revenues were derived from OEM development agreements.

3G data cards represented 88 % of unit sales during the year while most non-3G cards incorporated EDGE. Percentages were similar across the year as whole.

Origination of sales December 31,	2005	2004
Data cards	100 %	97%
Other	0%	3%

Most of the equipment sales occur under global or international mobile brands and are invoiced to their local, national and partnership network operators, resulting in a spread risk of a vast portfolio of sound and different accounts receivable.

93% of the company's revenues are obtained within Europe compared with 98.6% in 2004. Given the limited number of customers, the company is following up on its sales efforts on a global basis, rather than one regional basis.


2005 Geographical spread


2004 Geographical spread

NOTE D: Business combinations

In October 2005, Option acquired the router business activities of Possio AB. The assessment of the indicative fair value of the assets related to the acquisition of the new wireless business activities has been conducted by an independent appraiser. Following the report of the independent appraiser, the Board of Directors agreed that the consideration price paid at the time of acquisition could be allocated to the following underlying assets:

- the patents granted in Europe and US which are the intellectual property rights governing the concept of a Wireless Router interconnecting wide area cellular access with local area wireless connectivity.
- The distribution contracts
- The development costs of software adequacy
- Tangible fixed assets.

The fair value of the acquired tangible fixed assets amounted to EUR 106k and to EUR 1 894k for the intangibles. There was no good- or badwill resulting from this transaction. We refer to the note L: Property, plant and equipment and note M:

Intangibles assets of the financial statements in this annual report for further details about the identified assets in pursuance of business combinations..

NOTE E: Additional information on operating expenses by nature

Depreciation, amortization and impairment loss are included in the following line items in the income statement in 2005:

Thousands EUR	Depreciation on property and equipment	Amortization and impairment loss on intangible assets	Total
Cost of products sold	308	-	308
Research and development expenses	1 960	4 945	6 905
Sales, marketing and royalties expenses	25	18	43
General and administrative expenses	185	101	286
Total	2 478	5 064	7 542

Payroll and related benefits are included in the following line items in the income statement:

Thousands EUR	2005	2004
Cost of products sold	1 814	1 246
Other operating expenses	8 258	4 667
Total	10 072	5 913

We refer to note F: Payroll and Employee Benefits of the financial statements in this annual report for further information.

The operating result includes also the grant received by the Flemish Innovation Institute I.W.T. for an amount of EUR 35k (2004: EUR 34k).

The Research and development expenses as incurred amounted to EUR 332k (2004:EUR 269k).

NOTE F: Payroll and related benefits

December 31, Thousands EUR	2005	2004
Wages and salaries	7 097	4 065
Compulsory social security contributions	2 106	1 422
Other personnel expenses	709	213
Contributions to pension plan	160	213
	10 072	5 913
a) Total number of people registered at year-end	341	196
b) Average number of people registered in full time equivalent	326	164
Workers	138	44
Employees	181	113
Management	7	7

As from 2003, Option NV and two of its subsidiaries contribute to local pension funds, which are managed by high rated insurance companies. It concerns defined contribution schemes and the contribution can be partially fixed and partially related to the operating profit. The contributions to the pension funds amounted to EUR 160k (2004: EUR 213k).

NOTE G: Finance costs

December 31, Thousands EUR	2005	2004
Interest income	786	371
Interest expense	(157)	(176)
Net foreign exchange gains/(losses)	(2 243)	573
Other, including payment discounts to customers and bank fees	(710)	(145)
	(2 324)	623

The total exchange rate losses amounted to EUR 2 243k or 1.13% of total revenues of 2005 mainly due to open purchase invoices in USD.

NOTE H: Tax expense

December 31, Thousands EUR	2005	2004
Profit before tax	36 441	22 969
Current tax (expense)	(3 568)	(1 523)
Deferred tax (expense)	(3 880)	(3 698)
Total tax expense	(7 448)	(5 221)
Average effective tax rate	20.4%	22.7%
RECONCILIATION OF EFFECTIVE TAX RATE		
Profit before tax	36 441	22 969
Adjustments on taxable basis		
Non-deductible amortization of intangibles	45	0
Expenses not deductible for tax purposes	4 652	3 894
Non taxable income	(111)	(192)
	41 027	26 671
Aggregated weighted tax rate[1]	20.08%	19.6%
Tax at aggregated weighted tax rate	(8 238)	(5 221)
Over/(under) provided in prior years	790	-
Total tax expense	(7 448)	(5 221)

NOTE I: Cash and cash equivalents

December 31, Thousands EUR	2005	2004
Bank current accounts	49 276	31 612
Cash	12	0
	49 288	31 612

NOTE J: Trade and other receivables

December 31, Thousands EUR	2005	2004
Trade receivables	35 802	15 605
Allowance for doubtful accounts	(99)	(98)
Subtotal	*35 703*	*15 507*
Tax receivables	568	250
Other receivables	799	634
Subtotal	*1 367*	*884*
	37 070	16 391

Amongst the customers with open receivables representing more than 10% of the total trade receivables of the Company at year-end, the following disclosure can be made on a no name basis, considering legal entities belonging to the same global brand as a separate customer:

[1] The aggregated weighted tax rate is calculated by applying the statutory tax rate of each country (mainly Belgium and Ireland and to a lesser extent Germany and Sweden) on the profit before tax of each entity and by dividing the resulting tax charge by the total profit before tax of the Group.

	2005	2004
Customer A	Below 10%	23%
Customer B	Below 10%	16%
Customer C	Below 10%	11%
Customer D	15.0%	Below 10%
Customer E	11.4%	Below 10%

This indicates a sound client portfolio and collection policy.

NOTE K: Inventories

December 31, Thousands EUR	2005	%	2004	%
Raw materials	9 976	*51.2%*	3 274	*58.9%*
Work in progress	8 295	*42.5%*	1 374	*24.7%*
Finished goods	1 224	*6.3%*	912	*16.4%*
	19 495		**5 560**	

NOTE L: Property, Plant and equipment

Thousands EUR	Machinery and computer equipment	Furniture and Vehicles	Leasehold improvements	Total 2005	Total 2004
Acquisition cost					
Balance at end of previous year	10 180	427	320	10 927	9 136
Additions	7 412	185	-	7 597	1 915
Additions through business combinations	103	3	-	106	0
Disposals and cancellation	(32)	-	-	(32)	(122)
Other movements	-	-	-	-	(2)
Balance at end of year	**17 663**	**615**	**320**	**18 598**	**10 927**
Depreciation					
Balance at end of previous year	(7 173)	(308)	(256)	(7 737)	(5 944)
Depreciation	(2 412)	(46)	(20)	(2 478)	(1 915)
Disposals and cancellation	32	-	-	32	122
Other movements	-	-	-	-	-
Balance at end of year	**(9 553)**	**(354)**	**(276)**	**(10 183)**	**(7 737)**
Carrying amount					
at 1 January	**3 007**	**119**	**64**	**3 190**	**3 192**
at 31 December	**8 110**	**261**	**44**	**8 415**	**3 190**

Leased assets

Assets recorded under capitalized agreement included in property, plant and equipment consist of the following:

December 31, Thousands EUR	2005	2004
Machinery and equipment	3 145	3 145
Accumulated depreciation	(2 843)	(1 939)
Net carrying amount	302	1 206

NOTE M: Intangible assets

Thousands EUR	Capitalized development	Concessions, patents, licenses	Software	Total 2005	Total 2004
Acquisition cost					
Balance at end of previous year	10 407	1 748	947	13 102	7 027
Additions	244	733	131	1 108	1 526
Additions through business combinations	-	1 644	250	1 894	-
Expenditures on product development	6 070	-	-	6 070	5 150
Disposals and cancellation	(24)	-	-	(24)	(601)
Other movements	-	-	-	-	-
Balance at end of year	**16 697**	**4 125**	**1 328**	**22 150**	**13 102**
Amortization and impairment loss					
Balance at end of previous year	(4 874)	(409)	(796)	(6 079)	(3 951)
Amortization	-	(794)	(203)	(997)	(1 643)
Amortization for expenditures on product development	(4 065)	-	-	(4 065)	(1 087)
Impairment loss	(2)	-	-	(2)	-
Disposals and cancellation	-	-	24	24	602
Balance at end of year	**(8 941)**	**(1 203)**	**(975)**	**(11 119)**	**(6 079)**
Carrying value					
at 1 January	**5 533**	**1 339**	**151**	**7 023**	**3 076**
at 31 December	**7 756**	**2 922**	**353**	**11 031**	**7 023**

Regarding capitalized development projects, the Board of Directors decided on February 26,2005 that based on the lifecycle of components, chipsets and commercial roll out of the projects depreciation of 2 years seems appropriate.

Concerning other intangible assets, amortization is computed using the straight-line method over the estimated useful lives of the assets, which are as follows: 1,5 to 5 years.

The impairment loss on capitalized development projects amounted to EUR 2k.

NOTE N: Deferred taxes assets and liabilities

RECOGNIZED DEFERRED TAX ASSETS AND LIABILITIES

December 31, Thousands EUR	Assets 2005	Assets 2004	Liabilities 2005	Liabilities 2004	Net 2005	Net 2004
Property, plant and equipment	93	61	-	-	93	61
Intangible assets	-	-	(756)	(1 545)	(756)	(1 545)
Inventories	-	-	(24)	-	(24)	-
Other items	1 621	1 216	(45)	-	1 576	1 216
Tax value of loss carry forwards	-	5 037	-	-	-	5 037
Gross tax assets/(liabilities)	**1 714**	**6 314**	**(825)**	**(1 545)**	**889**	**4 769**
Set off of tax	-	-	-	-	-	-
Net tax assets/(liabilities)	**1 714**	**6 314**	**(825)**	**(1 545)**	**889**	**4 769**

At the end of 2004 the total tax losses carried forward of the individual group companies amounted to EUR 14 822 k whereas at the end of 2005 all group companies were in a taxable position.

NOTE O: Trade and other payables

December 31, Thousands EUR	2005	2004
Trade payables	43 728	15 712
Salaries, tax and payroll related liabilities	2 170	1 196
Income tax payable	2 320	1 503
Accrued expenses and deferred income	1 122	1 998
	49 340	20 409

The trade payables increased by EUR 28 016k reflecting the increasing business.

Based on the production statistics, the company decided in 2005, to increase the 2004 accrual for warranty of EUR 255k to EUR 282k to cover possible costs related to this warranty. This accrual has been recorded under the section "Accrued expenses and deferred income".

NOTE P: Debt and lease commitments

Non-current portion of long-term debt

Non-current portion of long-term debt consisted of the following:

December 31, Thousands EUR	2005	2004
Financial leases	0	286
Subordinate loans	222	222

In 2003, the Company obtained from the Flemish Innovation Institute I.W.T. a subordinated loan of EUR 222k to support Option's innovative efforts in the Wireless LAN area and seamless transition to the GPRS PC data cards. This loan is reimbursable in 12 quarterly installments of 18 500 euro as from March 2007 and the interest rate is 7.95%.

	2006	2007	2008	2009	2010+
IWT loan-base amount	0	74	74	74	0
IWT loan-interests	0	34	29	23	0
IWT loan-total	0	108	103	97	0

Current portion of long-term debt

Current portion of long-term debt consisted of the following:

December 31, Thousands EUR	2005	2004
Current portion of financial leases	286	911

The loan will be repaid in 2006.

Operating leases

The Company has leases for office locations and car rentals.

Minimum annual lease payments under operating leases that have initial or remaining non-cancelable lease terms in excess for one year are as follows:

Operational leases, thousands EUR	2006	2007	2008	2009	2010+
Office rent	588	598	599	594	436
Car rental	284	284	284	284	284
Office equipment rental	6	6	6	6	6
Total	878	888	889	884	726

Total rental expense on operating leases was EUR 823k in 2005, EUR 571k in 2004.

There are no covenants on the operational leases.

NOTE Q: Credit facilities

Floating charges over the Company's business in favor of Fortis for past credits were:

Thousands EUR	2005	2004
Pledge expires on November 14th, 2010	1 977	1 977
Pledge expires on May 20th, 2006	682	682
Pledge expired on January 31st, 2005	-	341

NOTE R: Shareholders'equity

We refer to the section Consolidated statement of shareholders' equity of this annual report regarding the detail of the equity components.

Capital structure

	Shares	Warrants T	Warrants S
December 31st, 2003	9 285 231	381 650	99 564
March 29th, 2004	62 923	-	(62 923)
April 20th, 2004	551 724	-	-
June 30th, 2004	26 513	-	(26 513)
September 24th, 2004	178 963	(174 100)	(4 863)
Forfeited	-	(380)	(5 265)
December 31st, 2004	10 105 354	207 170	0
September 23rd, 2005	206 970	(206 970)	-
Forfeited	-	(200)	-
December 31st, 2005	**10 312 324**	**0**	**-**

The authorized share capital comprises 10 312 324 ordinary shares, for an amount of EUR 6 116k. The shares have no par value.
On September the 23rd 2005, 206 970 new shares were issued. As a result the capital and the share premium increased respectively by EUR 122k and EUR 396k. All shares held in the company carry the same rights.
The issuance costs related to the capital increase amounted to EUR 3k for 2005 (2004: EUR 405k).

Warrants

On the 22nd of October 1999, the Company issued an Employee Stock, in which 171 277 warrants "S" were created in favor of employees and management. 161 504 warrants were granted to and accepted by the employees and management of the Company. The execution price was fixed at 11USD. Every warrant entitles the holder to one share. 4/5 of the warrants could be executed from January 2003 until October 2004. The remaining 1/5 could be executed from January 2004 until October 22,2004. The warrants were lost in case the employee or manager concerned had left the Company prior to the execution dates except for decease and permanent disablement. At the end of 2004, no warrants "S" were outstanding.

End of 2005 there were no warrants outstanding. All warrants that have been granted to beneficiaries active in the Option group under the warrant plan 'T', which the Board of Directors created in February 2002 and implemented in July 2003, were executed during the course of 2004 and 2005.

Share-based payment reserve
Option adopted IFRS 2 *Share-Based Payment* on 1 January 2005 and restated the comparative 2004 figures by recognizing an additional compensation expense. In conformity with IFRS 2, Option applied the new share-based payment accounting requirements to all warrants granted after 7 November 2002 which had not yet vested at 1 January 2005.
The cost related to those warrants was determined at the fair value of the warrants at their respective grant date. The total cost calculated as such is expensed over the vesting period of the respective warrants. The fair value of the warrants was determined taking into consideration the warrants' exercise price, the market value of the underlying shares at the grant date, the time value of money, the expected life of the warrants, the expected volatility of the shares and the expected dividend yield. We refer to note T Share-based payment plans of the financial statements in this annual report for additional information.

Translation reserves
The translation reserves comprise all foreign exchange differences arising from the translation of the financial statements of foreign entities such as our Swedish subsidiary.

NOTE S: Earnings per share

The company calculates basic earnings (loss) per share based on the weighted-average number of common shares outstanding for the year. If, in a reporting period, the company had outstanding dilutive stock options and warrants, the diluted earnings (loss) per share are calculated using the treasury stock method.
The following is reconciliation from basic earnings per share to diluted earnings per share for each of the last two years:

Earnings per common share	2005	2004
Net Profit (in Thousands EUR)..	28 993	17 748
Weighted average shares of common stock outstanding:		
Basic	10 162 058	9 780 568
Effect of warrants	150 349	344 420
Diluted	10 312 407	10 124 988
Per Share (in EUR)		
Net Profit per basic share	2.85	1.81
Net Profit per diluted share	2.81	1.75

NOTE T: Share-based payment plans

The Board is of the opinion that it is important to create a financial climate whereby the employees are motivated and stimulated to be part of the growth of Option and to co-operate to the improvement of the financial results of the company. The Board wanted to obtain this goal by giving the employees the possibility to participate in the capital of Option.

Equity-settled share option plan

Warrants 'S'

On the 22nd of October 1999, the Company issued an Employee Stock, in which 171 277 warrants "S" were created in favor of employees and management. 161 504 warrants were granted to and accepted by the employees and management of the Company. The execution price was fixed at 11USD. Every warrant entitles the holder to one share. 4/5 of the warrants could have executed from January 2003 until October 2004. The remaining 1/5 could be executed from January 2004 until October 22,2004. The warrants were lost in case the employee or manager concerned had left the Company prior to the execution dates except for decease and permanent disablement. At the end of 2004, no warrants "S" were outstanding.
We refer to note R: Shareholders' equity for additional information regarding the capital structure.

Warrants 'T'

On February 6th, 2002, the Board authorized the creation of 440 000 Warrants 'T'.

In its meeting of July 3rd, 2003, the Board of Directors granted 395 750 warrants to beneficiaries active in the Option group under the warrant plan 'T'. 385 950 warrants were accepted. For 355 950 warrants, the execution price was fixed at EUR 2.21 per share, for the remaining 30 000 warrants granted to and accepted by Mondo, the management company owned by the CEO, the execution price was fixed at EUR 4.32 per share.

Every warrant entitles the holder to one share. 50% of the warrants were executable one year after they were granted. The remaining 50% were executable one year later. On Termination of Employment for any other reasons than decease and permanent disablement, the execution of the warrant was subject to following regime: after the first anniversary of the offer date but before the second anniversary of the offer date: 20 percent of the warrants held by the warrant holder lapsed automatically and 80 percent of the Warrants were executable for a period of 6 months calculated from the terminate date. Warrants not exercised lapsed automatically.

On December 31, 2005, after the second execution in September 2005 of the warrants granted to the Company's employees and management, no more warrants 'T' were outstanding.

Warranty activity for the plan T during the past years was as follows:

	Warrants Employees	Warrants Mondo	Total Warrants T	Execution Price Warrants Employees	Execution Price Warrants Mondo	Weighted Average Exercise Price
07/2003	**355 950**	**30 000**	**385 950**	**2.21**	**4.32**	**2.21**
Executed						
Forfeited	(4 300)		(4 300)			
2003	**351 650**	**30 000**	**381 650**	**2.21**	**4.32**	**2.38**
Executed	(174 100)		(174 100)	2.21	4.32	2.21
Forfeited	(380)		(380)			
2004	**177 170**	**30 000**	**207 170**	**2.21**	**4.32**	**2.52**
Executed	(176.970)	(30 000)	(206.970)	2.21	4.32	2.52

Forfeited	(200)		(200)			
2005	**0**	**0**	**0**	**2.21**	**4.32**	

The weighted average price at the date of exercise for share options exercised during the period was EUR 2.21 for the warrants hold by the employees and EUR 4.32 for the warrants held by Mondo, the management company owned by the CEO .

The inputs into the Black-Scholes model at grant date were as follows:

Expected volatility	39.09%
Expected life	5
Expected dividends	0.00%
Risk free rate	2.12%

The Company recognized total expenses of EUR 115k and EUR 196k related to equity-settled share-based payment transactions in 2005 and 2004 respectively.

NOTE U : Contingencies

The company is not involved in any material, legal or arbitration proceedings.
Under license agreements, the company is committed to royalty payments using certain essential patents - intellectual property rights (IPR) - to be used in 2.5G and 3G wireless products. The company has progressively entered into license agreements with the basic patent holders, which brought down the uncertainty associated with such unasserted claims significantly. As in the prior fiscal year, the company has continued to recognize its current best estimate of the obligations. The company believes it has adequately accrued for those essential patents at December 31, 2005. In the opinion of management, the amount of any ultimate liability with respect to these actions will not materially affect the company's consolidated financial position.

NOTE V: Related parties transactions

One conflict of interest in the course of 2005 needs to be reported to the Shareholders' General Meeting under articles 523 and 524 of the Belgian company Act. These articles relate to the requirement to declare any actions that might be construed as conflicts of interest.
In 2005, the Board of Directors of Option NV agreed to grant two directors of its Irish subsidiary Option Wireless Ltd, the amount of EUR 2k for their board membership and EUR 2k per meeting of the Irish board attended.
The two directors concerned are Mr. Jan Callewaert and Mr. Philip Vermeulen.

Board of Directors compensation

In 2005, the compensation for the Board of Directors amounted to EUR 50.8k.

Name	*Board meetings attended*	*Audit Committees attended (1)*	*Remuneration committee attended (1)*	*Total remuneration In thousands EUR*	
Dirk Beeusaert *(2)*	1/1	NA	NA	2.5	*(3)*
Alex Brabers *(2)*	0/1	NA	NA	1.2	*(3)*
Jan Callewaert	5/5	5/5	NA	12.4	*(4)*
Arnoud De Meyer	5/5	5/5	3/3	12.4	
Triakon represented by Lucien De Schamphelaere	3/5	NA	NA	9.9	
Philip Vermeulen	5/5	5/5	3/3	12.4	

(1) Till 2005, Audit Committees attendance were not separately remunerated
(2) Board Members till Annual Meeting of March 31,2005
(3) Amount paid to GIMV Limited Company on which proposal of director was appointed
(4) Excluding remuneration amount of EUR 248k to his management company regarding management services to the company

The CEO of the company is the owner of a management company that is performing management services for the company. The remuneration for these management services of EUR 248 k per annum is unchanged compared to 2004 and was approved by the remuneration committee.

End 2005, the outstanding receivable towards Pepper NV (100% Jan Callewaert) amounted to EUR 51k.

Executive officers compensation

For the year 2005, an aggregate gross amount of EUR 687k was attributed to the six Vice Presidents. Of this amount, EUR 13k was accrued as variable pay relating to 2005 performance. For the members of the Executive Committee, benefits include an extra-legal pension scheme, the cost of which amounted to EUR 64k.

During 2005, no stock options were granted to Board of Directors and executive officers. Mondo, the management company owned by the CEO and the six Vice Presidents exercised 120 000 warrants T.

NOTE W: Explanation of transition to IFRSs

The last financial statements under US GAAP were for the year ended 31 December 2004.

Following IFRS1 Presentation of financial statements, the Company's date of adoption for IFRS is January 1st 2004 being the first annual accounting period for which consolidated financial statements will be prepared in accordance with IFRSs.

Reconciliation of equity at 1 January 2004 (Date of transition of IFRSs)

Thousands EUR	Issued capital	Share premium	Share-based payment reserve	Retained earnings	Total
As per January 1st 2004 (US GAAP)	5 510	35 118	0	(21 478)	19 150
Impact IFRSs adjustment on development costs				1 190	1 190
Deferred tax impact on IFRS adjustments				(451)	(451)
Share-based payments			49		49
As per January 1st 2004 (IFRSs)	5 510	35 118	49	(20 739)	19 938

Under IFRSs, costs incurred on development projects (relating to the design and testing of new or improved products) were capitalized if certain criteria are met. The retrospective application of IAS 38 *Intangible assets* results in the recognition of development expenditure in the IFRS opening balance sheet.

The recognition of deferred tax liabilities related to the adjustment on development costs.

In conformity with IFRS 2 *Share-based Payment,* Option applied the new share-based payment accounting requirements to all warrants granted after 7 November 2002 which had not yet vested at 1 January 2005.

Reconciliation of balance sheet at 31 December 2004

Thousands EUR	Note	US GAAP December 31st, 2004	Effect of transition to IFRSs	IFRSs December 31st, 2004
ASSETS				
Cash and cash equivalents		31 612		31 612
Trade receivables		15 507		15 507
Other receivables		884		884
Inventories		5 560		5 560
Current deferred taxes		1 654	(1 654)	0
Total current assets		**55 217**	**(1 654)**	**53 563**
Property, Plant and equipment		3 190		3 190
Intangible assets	1	1 770	5 253	7 023
Deferred taxes	2	3 157	3 157	6 314
Total non-current assets		**8 117**	**8 410**	**16 527**
Total Assets		**63 334**	**6 756**	**70 090**

LIABILITIES AND SHAREHOLDERS'EQUITY				
Trade payables		15 712		15 712
Salaries, tax and payroll related liabilities		1 196	1 503	2 699
Accrued expenses and deferred income		1 998		1 998
Current portion of long-term debt		911		911
Total current liabilities		**19 817**	**1 503**	**21 320**
Subordinated long-term debt		222		222
Non-current portion of long term debt		286		286
Deferred taxes	2	0	1 545	1 545
Total non-current liabilities		**508**	**1 545**	**2 053**
Issued capital	3	5 994		5 994
Share premium	3	43 469		43 469
Reserves	3	0	245	245
Retained earnings	3	(6 454)	3 463	(2 991)
Total shareholders' equity	3	**43 009**	**3 708**	**46 717**
Total liabilities and shareholders' equity		**63 334**	**6 756**	**70 090**

Explanation of material adjustments to the balance sheet for 1 January 2005

Note 1: Intangible assets

Costs incurred on developments projects (relating to the design and testing of new or improved products) are recognized as intangible assets pursuant IAS 38 *Intangible Assets*.

Thousands EUR	Capitalized development	Concessions, patents, licenses	Software	Total
Acquisition cost				
Balance at end of year under US GAAP	4 029	1 748	947	6 724
Expenditures on product development 2003	1 228	-	-	1 228
Expenditures on product development 2004	5 150	-		5 150
Balance at end of year under IFRSs	**10 407**	**1 748**	**947**	**13 102**
Amortization				
Balance at end of year under US GAAP	(3 749)	(409)	(796)	(4 954)
Amortization for expenditures on product development 2003	(38)	-	-	(38)
Amortization for expenditures on product development	(1 087)	-	-	(1 087)
Balance at end of year under IFRSs	**(4 874)**	**(409)**	**(796)**	**(6 079)**
Carrying value				
at 31 December 2004 (US GAAP)	**280**	**1 339**	**151**	**1 770**
at 31 December 2004 (IFRSs)	**5 533**	**1 339**	**151**	**7 023**

Note 2: Deferred taxes

Capitalization of development costs as detailed above creates a taxable temporary difference. Accordingly, a deferred tax liability has been accounted for a total of EUR 1 545 k in 2004.

Note 3: Reconciliation of equity at 31 December 2004 (date of last US GAAP financial statements)

Thousands EUR	Issued capital	Share premium	Share-based payment reserve (*)	Retained earnings	Total
As per 31 December 2004 (US GAAP)	**5 994**	**43 469**	**0**	**(6 454)**	**43 009**
Impact IFRS adjustments on the profit 2003				740	740
Impact IFRS adjustments on the profit 2004				2 723	2 723
Share-based payments impact on equity 2003			49		49
Share-based payments impact on equity 2004			196		196
As per 31 December 2004 (IFRSs)	**5 994**	**43 469**	**245**	**(2 991)**	**46 717**

(*) Share-based payments

Option adopted IFRS 2 *Share-based payment* on 1 January 2005 and restated the comparative 2004 figures by recognizing an additional compensation expense. In conformity with IFRS 2 *Share-based Payment,* Option applied the new share-based payment accounting requirements to all warrants granted after 7 November 2002 which had not yet vested at 1 January 2005. The cost related to those warrants was determined at the fair value of the warrants at their respective grant date. The total cost calculated as such is expensed over the vesting period of the respective warrants. The fair value of the warrants was determined taking into consideration the warrants' exercise price, the market value of the underlying shares at the grant date, the time value of money, the expected life of the warrants, the expected volatility of the shares and the expected dividend yield.

Reconciliation of profit 2004 (date of the last US GAAP financial statements)

Thousands EUR	Note	US GAAP December 31st, 2004	Effect of transition to IFRSs	IFRSs December 31st, 2004
Revenues		102 512		**102 512**
Cost of products sold		(52 978)	(32)	(53 010)
Gross Profit		49 534	(32)	49 502
Research and development expenses	4	(14 340)	3 981	(10 359)
Sales, marketing and royalties expenses		(12 818)	(21)	(12 839)
General & administrative expenses		(3 896)	(62)	(3 958)
Total Operating expenses		(31 054)	3 898	(27 156)
Profit from operations		18 480	3 866	22 346
Finance costs		623		623
Profit before income taxes		19 103	3 866	22 969
Tax expense	5	(4 078)	(1 143)	(5 221)
Net Profit		15 025	2 723	17 748

Explanation of material adjustments to the profit 2004

Note 4: Research and development expenses

The IFRS adjustments that had an impact on the net result of for the year ended December 31,2004 are related to the capitalization of the research and development costs and the IFRS2 *Share-based payment.*

Note 5: Tax expense

The tax impact related to the above adjustments has been accounted for the year ended December 31,2004.

Explanation of material adjustments to the cash flow statement for 2004 (date of the last US GAAP financial statements)

Thousands EUR	Note	US GAAP December 31st, 2004	Effect of transition to IFRSs	IFRSs December 31st, 2004
OPERATING ACTIVITIES				
Net Profit (A)		15 025	2 723	17 748
Non cash adjustments				
Depreciation and amortization	6	3 558	1 087	4 645
Equity-settled share based payment expense	7	0	196	196
Tax expense	8	4 058	(360)	3 698
(Reversal of) write-offs on inventories		(90)		(90)
(Reversal of) write-offs on trade debtors		32		32
Total non cash adjustments (B)		7 558	923	8 481

	Note			
Change in assets and liabilities				
Decrease/(increase) in trade receivables		(8 577)		(8 577)
Decrease/(increase) in inventories		(3 302)		(3 302)
Decrease/(increase) in other receivables		(314)		(314)
Increase/(decrease) in trade payables		9 308		9 308
Increase/(decrease) in salaries, tax and payroll related liabilities	8	101	1 504	1 605
Increase/(decrease) in accrued expenses and deferred income		(1 552)		(1 552)
Total change in assets and liabilities (C)		**(4 336)**	**1 504**	**(2 832)**
Income tax (paid)/received (D)		**0**		**0**
CASH FLOW FROM OPERATING ACTIVITIES		**18 247**	**5 150**	**23 397**
INVESTING ACTIVITIES				
Acquisition of intangible fixed assets		(1 526)		(1 526)
Expenditures on product development	6	0	(5 150)	(5 150)
Acquisition of property and equipment		(1 915)		(1 915)
CASH FLOW USED IN INVESTING ACTIVITIES (E)		**(3 441)**	**(5 150)**	**(8 591)**
FINANCING ACTIVITIES				
Repayment of long term debt		(1 166)		(1 166)
Net proceeds from capital increase		8 835		8 835
CASH FLOW PROVIDED BY FINANCING ACTIVITIES (F)		7 669		7 669
Net cash flow (A) +(B)+(C) +(D)+(E)+(F)		**22 475**		22 475
Net increase in cash and cash equivalents				
Cash and cash equivalents at beginning of year		9 137		9 137
Cash and cash equivalents at end of year		31 612		31 612
Difference		**22 475**		**22 475**

Note 6: cash flow corrections on line depreciation and amortization and on line investing activities

These corrections have been made in the cash flow further the described above adjustments regarding the capitalization of development costs.

Note 7: cash flow corrections on line equity settled share-based payment

~~This correction has been done in the cash flow in order to reflect the impact of the IFRS2 *Share-based payment.*~~

Note 8: other cash flow corrections

These corrections have been done in order to properly reflect the tax impact on the above adjustments under IFRSs.

NOTE X: Option companies

LIST OF COMPANIES, ACCOUNTED FOR BY THE FULL CONSOLIDATION METHOD

NAME OF THE SUBSIDIARY	REGISTERED OFFICE	% OF SHAREHOLDING
BELGIUM		
OPTION NV	Kolonel Begautlaan 45 B-Leuven	Consolidating company
IRELAND		
OPTION WIRELESS Ltd, Cork	Kilbarry Industrial Park Dublin Hill	100 %
GERMANY		
OPTION GERMANY GmbH	Streitheimer Strasse 22 D-86477 Adelsried	100 %
SWEDEN		
OPTION WIRELESS SWEDEN AB	Sturegatan 2 172 31 Sundbyberg Stockholm	100 %

NON-CONSOLIDATED COMPANY

NAME OF THE SUBSIDIARY	REGISTERED OFFICE
U.S.A	
OPTION Inc.	1209 Orange Street Wilmington, DE 19801

EXHIBIT E

Deloitte.

Reviseurs d'Entreprises
Berkenlaan 8b
B-1831 Diegem
Belgium

Tel: +32 2 800 20 00
Fax: +32 2 800 20 01
http://www.deloitte.be

OPTION NV

Statutory Auditor's report for the year ended 31 December 2005

The original text of these accounts and reports is in Dutch

Deloitte.

Reviseurs d'Entreprises
Berkenlaan 8b
B- 1831 Diegem
Belgium

Tel: +32 (2) 8002000
Fax: +32 (2) 8002001
http://www.deloitte.be

OPTION NV

STATUTORY AUDITOR'S REPORT FOR THE YEAR ENDED 31 DECEMBER 2005 TO THE SHAREHOLDERS' MEETING

To the Shareholders

As required by law and the company's articles of association, we are pleased to report to you on the audit assignment which you have entrusted to us.

We have audited the financial statements of Option NV for the year ended 31 December 2005, prepared in accordance with the legal and regulatory requirements applicable in Belgium, which show total assets of EUR 61.819 (000) and a profit for the year of EUR 20.988 (000). We have also performed those specific additional audit procedures required by the Companies Code.

The Board of Directors of the company is responsible for the preparation of the financial statements and the directors'report, for the assessment of the information that should be included in the directors'report, and the company's compliance with the requirements of the Companies Code and its articles of association.

Our audit of the financial statements was conducted in accordance with legal requirements and auditing standards applicable in Belgium, as issued by the "Institut des Reviseurs d'Entreprises/Instituut der Bedrijfsrevisoren".

Unqualified audit opinion on the financial statements

The forementioned auditing standards require that we plan and perform our audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.

In accordance with these standards we have taken into account the administrative and accounting organization of the company as well as its internal control processes. The responsible officers of the company have replied clearly to all our requests for explanations and information. We have examined, on a test basis, the evidence supporting the amounts included in the financial statements. We have assessed the basis of the accounting policies used, the significant accounting estimates made by the company and the presentation of the financial statements, taken as a whole. We believe that our audit provides a reasonable basis for our opinion.

Deloitte Bedrijfsrevisoren / Reviseurs d'Entreprises BV o v v e CVBA/SC s.f d. SCRL
Burgerlijke vennootschap onder de vorm van een cooperatieve vennootschap met beperkte aansprakelijkheid / Société civile sous forme d'une société coopérative à responsabilité limitée
Registered Office: Louizalaan 240 Avenue Louise, B-1050 Brussels
VAT BE 0429.053 863 - RPR Brussel/RPM Bruxelles - Fortis 230-0046561-21

In our opinion, taking account of the legal and regulatory requirements applicable in Belgium, the financial statements as of 31 December 2005 give a true and fair view of the company's assets, liabilities, financial position and results.

Additional attestations and information

We supplement our report with the following attestations and information which do not change the scope of our audit opinion on the financial statements:

- The directors'report includes the information required by law and is in agreement with the financial statements. However, we are unable to express an opinion on the description of the principle risks and uncertainties confronting the company, or on the status, future evolution, or significant influence of certain factors on its future development. We can, nevertheless, confirm that the information given is not in obvious contradiction with any information obtained in the context of our appointment.

- Without prejudice to certain formal aspects of minor importance, the accounting records are maintained and the financial statements have been prepared in accordance with the legal and regulatory requirements applicable in Belgium.

- No transactions have been undertaken or decisions taken in violation of the company's articles or the Companies Code such as we would be obliged to report to you. The appropriation of the results proposed to the General Meeting is in accordance with the requirements of the law and the company's articles.

- In accordance with article 523 of the Companies Code, we are required to report on the following operations which have taken place since your last Annual General Meeting:

  'In 2005, The Board of Directors of Option NV agreed to grant two directors of its Irish subsidiairy Option Wireless Ltd, the amount of EUR 2.000 for their membership and EUR 2.000 per meeting of the Irish board attended. The two directors concerned are Jan Callewaert and Philip Vermeulen.'

14 March 2006

The Statutory Auditor

DELOITTE Reviseurs d'Entreprises
SC s.f.d. SCRL
Represented by Leo Van Steenberge

EXHIBIT F

Deloitte.

Bedrijfsrevisoren
Berkenlaan 8b
B-1831 Diegem
Belgium

Tel: (02) 8002000
Fax: (02) 8002001
http://www.deloitte.be

OPTION NV

Statutory Auditor's report on the consolidated financial statements for the year ended 31 December 2005

Deloitte.

Bedrijfsrevisoren
Berkenlaan 8b
B-1831 Diegem
Belgium

Tel: (02) 8002000
Fax: (02) 8002001
http://www.deloitte.be

OPTION NV

STATUTORY AUDITOR'S REPORT TO THE SHAREHOLDERS' MEETING ON THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEAR ENDED 31 DECEMBER 2005

To the Shareholders

As required by law and the company's articles of association, we are pleased to report to you on the audit assignment which you have entrusted to us.

We have examined the accompanying consolidated financial statements of Option NV ("the company") and its subsidiaries (jointly "the group"), prepared in accordance with International Financial Reporting Standards as adopted by the European Union and with the legal and regulatory requirements applicable in Belgium, which comprise the consolidated balance sheet as at 31 December 2005, the consolidated income statement, the consolidated statement of changes in equity and the consolidated cash flow statement for the year then ended, as well as the summary of significant accounting policies and other explanatory notes. The consolidated balance sheet shows total assets of EUR 127.013 (000)and a consolidated profit for the year then ended of EUR 28.993 (000). We have also performed those specific additional audit procedures required by the Companies Code.

The Board of Directors of the company is responsible for the preparation of the consolidated financial statements and the directors'report on the consolidated financial statements, for the assessment of the information that should be included in the directors'report on the consolidated financial statements, and for the company's compliance with the requirements of the Companies Code and the articles of association.

Our audit of the consolidated financial statements was conducted in accordance with legal requirements and auditing standards applicable in Belgium, as issued by the "Institut des Reviseurs d'Entreprises/Instituut der Bedrijfsrevisoren".

Unqualified audit opinion on the consolidated financial statements

The forementioned auditing standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.

.In accordance with these standards, we considered the group's administrative and accounting organization as well as its internal control processes. We have obtained the explanations and information required for our audit. We have examined, on a test basis, the evidence supporting the amounts in the consolidated financial statements. We have assessed the basis of the accounting methods used, the consolidation policies and significant estimates made by management as well as evaluating the presentation of the consolidated financial statements taken as a whole. We believe that our audit provides a reasonable basis for our opinion.

Member of
Deloitte Touche Tohmatsu

Deloitte Bedrijfsrevisoren / Reviseurs d'Entreprises BV o v v e. CVBA
Burgerlijke vennootschap onder de vorm van een coöperatieve vennootschap met beperkte aansprakelijkheid
Maatschappelijke zetel: Louizalaan 240, B-1050 Brussel
BTW BE 0429 053.863 - RPR Brussel - Fortis 230-0046561-21

In our opinion, the consolidated financial statements as of 31 December 2005, give a true and fair view of the group's assets and liabilities, its financial position, its results and its cash flows in accordance with International Financial Reporting Standards as adopted by the European Union and with the legal and regulatory requirements applicable in Belgium.

Additional attestations

We supplement our report with the following attestations which do not modify our audit opinion on the consolidated financial statements:

- The directors'report on the consolidated financial statements includes the information required by law and is in agreement with the consolidated financial statements. However, we are unable to express an opinion on the description of the principle risks and uncertainties confronting the group, or on the status, future evolution, or significant influence of certain factors on its future development. We can, nevertheless, confirm that the information given is not in obvious contradiction with any information obtained in the context of our appointment.

14 March 2006

The Statutory Auditor



DELOITTE Reviseurs d'Entreprises
SC s.f.d. SCRL
Represented by Leo Van Steenberge